Commission File No. 333-57526

Filed By: Equity Office Properties Trust pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spieker Properties, Inc. (SEC File No. 001-12528)

        THE FOLLOWING LETTER ACCOMPANIES EQUITY OFFICE PROPERTIES TRUST'S 2000 ANNUAL REPORT TO SHAREHOLDERS, WHICH IS FIRST BEING MAILED TO SHAREHOLDERS ON APRIL 16, 2001.

March 30, 2001

Dear Shareholder:

Enclosed is our 2000 Annual Report to Shareholders, which includes a complete copy of our Form 10-K. We hope you will take a moment to review our accomplishments of the past year, which included our $4.5 billion merger with Cornerstone Properties.

On February 23, 2001, we announced that we entered into a definitive plan of merger with Spieker Properties, Inc. (NYSE: SPK), valued at approximately $7 billion. This transaction furthers Equity Office’s strategy to build portfolio concentrations in high-growth, supply-constrained office markets. We project that upon completion of this merger, Equity Office will have a total capitalization of approximately $27 billion and will be the first or second largest office building owner in nine of our top 10 markets.

The closing of the Spieker merger is anticipated by the end of the second quarter 2001, contingent on shareholder approval from both companies. Information regarding a special meeting of our shareholders to approve this transaction will be mailed to you in the next few months. Our regularly scheduled Annual Meeting will be held on May 22, as detailed in the enclosed Annual Report.

We look forward to integrating Spieker’s employees and assets in 2001, and to the other initiatives we have underway, as discussed in the Annual Report. As always, we look to a productive and successful year ahead. We value your continued support as a shareholder and encourage you to contact us with any questions or comments.

Sincerely,

Timothy H. Callahan
President and Chief Executive Officer

Enclosures

In order to provide you with more information about the merger, we will distribute a final joint proxy statement/prospectus to all shareholders of record on a record date to be determined in the future. We encourage all shareholders to read this document, as it will contain important information. An initial filing of the joint proxy statement/prospectus has been made with the Securities and Exchange Commission by Equity Office Properties Trust. Investors may obtain a free copy of this filing at the Commission’s web site at http://www.sec.gov. Investors may also obtain a copy of the final joint proxy statement/prospectus by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, Chicago, Illinois 60606 Attention: Diane Morefield. Information concerning the identity of participants in the solicitation of proxies by the Equity Office board of trustees and their direct or indirect interests, by security holdings or otherwise, may be obtained from the joint proxy statement/prospectus.

Equity Office Properties Trust
Two North Riverside Plaza · Suite 2100 · Chicago, Illinois 60606 · Phone: 312.466.3300
· Fax: 312.454.0332 · http://www.equityoffice.com